787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 4, 2023

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:    Proxy Materials on Schedule 14A for BlackRock Private Investments Fund

Dear Ms. O’Neal:

On behalf of the BlackRock Private Investments Fund (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by email correspondence on November 28, 2023 regarding the preliminary proxy materials filed with the Commission on November 17, 2023 (the “Preliminary Proxy Materials”) by the Fund.

The Staff’s comments to the Preliminary Proxy Materials are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. Defined terms, unless otherwise defined herein, have the meanings given them in the Preliminary Proxy Materials.

Comment No. 1:	Please ensure that all information required by Item 22(c) of Schedule 14A has been provided in the proxy statement.

Response:	The Fund confirms that all relevant information required by Item 22(c) is included in the definitive proxy statement.

Comment No. 2:	Consider highlighting, with bold or italicized font, the disclosure that states, “While the annual management fee rate will not change under the Amended Investment Management Agreement, the dollar amount of management fees paid by the Fund to the Advisor may be higher or lower in any given quarter depending on the NAV of the Fund as of the last business day of each month during the quarter relative to the NAV of the Fund as of the last business day of the quarter.”

Response:	The requested change has been made in the definitive proxy statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

December 4, 2023

Comment No. 3:	There will not be any broker non-votes, because there are no proposals on the ballot on which a broker may vote without instructions from the beneficial owner. Therefore, please delete all references to broker non-votes and disclose that neither the Fund nor its agents will count “uninstructed shares” as present for quorum or any other purposes.

Response:	The requested change has been made in the definitive proxy statement.

Comment No. 4:	In the comment response letter, confirm no recoupment of the proxy solicitation expense by the advisor from the Fund.

Response:	The Fund confirms that the Advisor will not seek recoupment of any proxy solicitation expenses from the Fund.

*        *        *

Please do not hesitate to contact me at (212) 728-8147 if you have questions or require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro

Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock, Inc.

Diana Huffman, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP